Exhibit 99.1

Talos Energy Announces Third Quarter 2022 Operational and Financial Results

Houston, Texas, November 2, 2022 – Talos Energy Inc. (“Talos” or the “Company”) (NYSE: TALO) today announced its operational and financial results for the third quarter of 2022.

Key Highlights:

•

Production of 53.0 thousand barrels of oil equivalent per day (“MBoe/d”) (67% oil, 75% liquids), inclusive of the impact of approximately 9.1 MBoe/d of primarily planned maintenance downtime associated with regulatory dry-dock of the HP-1 facility.

•

Revenue of $377.1 million, driven by realized prices (excluding hedges) of $90.73 per barrel for oil, $32.71 per barrel for natural gas liquids (“NGLs”) and $9.37 per thousand cubic feet (“Mcf”) for natural gas.

•	Net Income of $250.5 million, or $2.99 Net Income per diluted share, and Adjusted Net Income(1) of $62.8 million, or $0.75 Adjusted Net Income per diluted share.

•	Adjusted EBITDA(1) of $197.6 million, or $40.52 Adjusted EBITDA per Boe; Adjusted EBITDA excluding hedges of $278.7 million, or $57.16 per Boe.

•	Capital Expenditures of $128.9 million, inclusive of plugging and abandonment.

•	Free Cash Flow(1) (after realized hedges and before changes in working capital) of $39.4 million.

•	Repaid $140.0 million in credit facility borrowings and achieved record liquidity of $806.8 million and leverage of 0.8x. Debt has been reduced by approximately $450.0 million since March 31, 2021.

•

Announced the strategic acquisition of EnVen Energy Corporation (“EnVen”) for $1.1 billion(2) on September 22, 2022, which is expected to add approximately 24 MBoe/d (2022E) and 78 million barrels of oil equivalent of Proved + Probable reserves (Year-End 2021 SEC).

President and Chief Executive Officer Timothy S. Duncan commented: “I’m proud of our team’s efforts this quarter as we completed the planned HP-1 dry dock process. Despite the scheduled production downtime, we continued our recent trends of strong margins, solid free cash flow generation and aggressive debt repayment, which now totals almost $450 million since our refinancing transactions in early 2021. Most importantly, this was a quarter focused on positioning the Company for the future and investing in key catalysts. We took delivery of our deepwater rig and have commenced our drilling program, which includes several key organic growth prospects that will set the foundation for the next several years. In our Talos Low Carbon Solutions business we are busy developing our carbon storage portfolio, enhancing partnerships in our core project areas and continuing fruitful discussions with industrial emitters, and we hope to announce new milestones by year end. Lastly, we announced a major in-basin acquisition that provides an excellent strategic fit with our existing business and enhances our strong financial profile. By focusing on catalysts that are unique to our operating and business strengths, we believe we can accelerate our ability to provide steady growth and long-term value creation for our shareholders.”

Duncan continued: “We expect to close our acquisition of EnVen around year end. The transaction adds material scale to our business, both in terms of production and operated infrastructure, while also diversifying our production across a broader asset base. The Company will have an even stronger financial profile post-closing with high liquidity and low leverage, plus significant expected cost synergies to further improve margins going forward. Importantly, the transaction also improves our Scope 1 GHG Intensity profile while also acting as a catalyst to make important governance enhancements to our Board of Directors as well. In summary, we believe this is an excellent transaction for Talos shareholders and look forward to completing the acquisition in the coming few months.”

RECENT DEVELOPMENTS AND OPERATIONS UPDATE

Debt Repayment & Reserves-Based Loan: Talos repaid $140.0 million in credit facility borrowings during the quarter, achieving record liquidity of more than $800.0 million and a record low leverage metric of 0.8x Net Debt / LTM Adjusted EBITDA. Talos is currently undergoing its semi-annual borrowing base redetermination process for the Company’s reserves-based credit facility and expects results by late November 2022. Net Debt now stands at approximately $666.0 million.

EnVen Acquisition: On September 22, 2022, Talos announced the strategic acquisition of EnVen, a private deepwater operator in the U.S. Gulf of Mexico. The strategic transaction expands Talos’s Gulf of Mexico operations with high margin, oil-weighted assets, is expected to be accretive to Talos shareholders on 2023E Free Cash Flow per Share(3) and is immediately de-leveraging. The transaction is expected to increase Talos’s production by approximately 40%, gross acreage by 35% and double the Company’s operated deepwater infrastructure footprint. The acquisition lowers Talos’s Scope 1 GHG Emissions Intensity and will be a catalyst to de-classify Talos’s Board of Directors and enhance its independence to better align with shareholder interests.

TALOS ENERGY INC.	333 Clay St., Suite 3300, Houston, TX 77002

The mandatory 30-day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has elapsed and Talos has completed this regulatory step. Talos has also successfully obtained consent from its bondholders to combine the capital structures of the two companies upon closing of the transaction. Lastly, the Company filed its S-4 registration statement with the U.S. Securities and Exchange Commission (which includes documents serving as a prospectus/proxy statement for Talos and a consent solicitation statement for EnVen) ahead of the shareholder vote, which is an important step before closing the acquisition in late 2022 or early 2023.

Inflation Reduction Act: On August 16, 2022, President Biden signed into law the Inflation Reduction Act of 2022, which stipulates two important items that benefit Talos. First, the reinstatement of Lease Sale 257 and a path forward for future Gulf of Mexico lease sales. Second, the expansion of 45Q carbon tax credits that incentivize carbon capture and sequestration (“CCS”) activities, enhancing opportunities across the Company’s CCS portfolio. With respect to Lease Sale 257, Talos recently entered into nine federal leases covering approximately 52,000 acres and which include several prospects that could be drilled as early as 2024.

Open Water Rig Program: The Seadrill Sevan Louisiana rig most recently commenced operations on the Company’s Lime Rock prospect near its operated Ram Powell facility in Mississippi Canyon. Prior to Lime Rock, the rig was executing a recompletion on the Bulleit project that was delayed due to sustained, strong loop currents in the Green Canyon area of the U.S. Gulf of Mexico. Following the Lime Rock prospect, Talos intends to drill the Venice prospect, also located in proximity to the Ram Powell facility, before returning to finalize the Bulleit completion in the first quarter of 2023, and thereafter intends to drill the Rigolets prospect near the Pompano facility. Talos owns a 60% working interest in the exploitation prospects and expects first oil in approximately 12-18 months, if successful, at rates of approximately 5.0-15.0 MBoe/d gross.

Platform Rig Program: Talos is currently drilling the Mount Hunter prospect from the Pompano platform and expects results in early 2023 and first production in the first quarter of 2023.

Puma West: The Puma West appraisal well in Green Canyon was spud in October 2022 and is being drilled with the Diamond Ocean BlackHornet rig. The well was previously permitted to a depth of approximately 26,700 feet. Preliminary drilling results are expected by early 2023.

Dry-Dock & Other Downtime: As previously announced as part of the Company’s second quarter 2022 earnings, Talos incurred planned downtime in the quarter resulting from the HP-1 floating production unit regulatory dry-dock process as well as third-party midstream maintenance projects. The planned maintenance resulted in deferred production of approximately 8.0 MBoe/d for the quarter. All planned maintenance has subsequently been completed and been brought online. Additionally, Talos experienced unplanned downtime impacts of approximately 1.0 MBoe/d for the quarter primarily as a result of significant loop currents in the region of the HP-1 facility.

Phoenix Field Update: Production from one of the Company’s Tornado wells generated increased water volumes during the third quarter primarily as a result of the ongoing sub-surface water flood project in the Phoenix Field. This water breakthrough occurred earlier than originally expected, though within the range of projected outcomes in previous reservoir simulations used for 2021 year-end reserves. We currently expect minor negative revisions to proved reserves as a result of timing impacts of early water breakthrough.

THIRD QUARTER 2022 RESULTS

Key Financial Highlights:

($ million):	Three Months Ended September 30, 2022
Total Revenues	$377.1
Net Income	$250.5
Net Income per diluted share	$2.99
Adjusted Net Income(1)	$62.8
Adjusted Net Income per diluted share(1)	$0.75
Adjusted EBITDA(1)	$197.6
Adjusted EBITDA excluding hedges(1)	$278.7
Capital Expenditures (including Plug & Abandonment)	$128.9
Adjusted EBITDA Margin:
Adjusted EBITDA per Boe	$40.52
Adjusted EBITDA excluding hedges per Boe	$57.16

TALOS ENERGY INC.	333 Clay St., Suite 3300, Houston, TX 77002

Production

Production for the quarter was 53.0 MBoe/d net and was 67% oil and 75% liquids. Production was impacted by approximately 9.1 MBoe/d of downtime, primarily as a result of the scheduled HP-1 dry-dock maintenance project, which satisfies regulatory upkeep requirements for the floating production unit and contributes to otherwise high uptime rates.

	Three Months Ended September 30, 2022
	Production	% Oil	% Liquids	% Operated
Average net daily production volumes by Core Area (MBoe/d)
Green Canyon Area	12.7	84%	88%	98%
Mississippi Canyon Area	25.2	74%	84%	61%
Shelf and Gulf Coast	15.1	40%	50%	54%

Total average net daily	53.0	67%	75%	68%

Capital Expenditures

Capital expenditures for the quarter, including plugging and abandonment activities, totaled $128.9 million.

($ million):	Three Months Ended September 30, 2022
Capital Expenditures
U.S. Drilling & Completions	$50.0
Mexico Appraisal & Exploration	0.1
Asset Management	42.9
Seismic and G&G / Land / Capitalized G&A and other	16.0
CCS(4)	(0.6)

Total Capital Expenditures	108.4

Plugging & Abandonment	20.5

Total Capital Expenditures and Plugging & Abandonment	$128.9

Liquidity and Leverage

At quarter-end the Company had approximately $806.8 million of liquidity, with $746.3 million undrawn on its RBL facility and approximately $64.5 million in cash, less approximately $3.9 million in outstanding letters of credit. On September 30, 2022, Talos had $730.5 million in total debt, inclusive of $20.5 million related to the HP-1 finance lease. Net Debt was $666.0 million(1). Net Debt to Credit Facility LTM Adjusted EBITDA(1), as determined in accordance with the Company’s credit agreement, was 0.8x(1).

Footnotes:

(1)

Adjusted Net Income, Adjusted Net Income per diluted share, Adjusted EBITDA, Adjusted EBITDA excluding hedges, Adjusted EBITDA margin, Adjusted EBITDA margin excluding hedges, Credit Facility LTM Adjusted EBITDA, Net Debt, Net Debt to Credit Facility LTM Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures. See “Supplemental Non-GAAP Information” below for additional detail and reconciliations of GAAP to non-GAAP measures.

(2)	Enterprise Value based on Talos share price as of September 21, 2022 and EnVen estimated capital structure at December 31, 2022.
(3)	Free Cash Flow per Share presented before changes in working capital; accretion for EnVen acquisition inclusive of $30 million in expected annual synergies.
(4)	Excludes $0.6 million of expenditures reflected as “Other operating (income) expense” on the Condensed Consolidated Statements of Operations.

OPERATIONAL & FINANCIAL GUIDANCE

Talos has provided production guidance for the fourth quarter of 2022 as well as an update on guidance related to full year 2022 production, cash operating expenses, general and administrative expenses and capital expenditures (inclusive of plugging and abandonment).

	4Q 2022
	Low	High
Oil (MMBbl)	3.5	3.6
Natural Gas (Bcf)	7.4	7.5
NGL (MMBbl)	0.4	0.4
Total (MMBoe)	5.2	5.2
Avg Daily Production (MBoe/d)	56.0	57.0

TALOS ENERGY INC.	333 Clay St., Suite 3300, Houston, TX 77002

•

Production for the fourth quarter of 2022 is expected to be 56.0 - 57.0 MBoe/d, inclusive of the impact of 3.5 - 4.0 MBoe/d of downtime associated with ongoing loop currents, Odyssey pipeline maintenance, unplanned maintenance at the third-party operated Delta House facility, timing of the Bulleit recompletion and lower royalty relief on natural gas production as a result of higher realized prices throughout 2022. Utilizing fourth quarter 2022 production guidance, full year 2022 production is expected to be modestly below the low end of Talos’s original guidance range.

•

Cash operating expenses and General & Administrative expenses for the full year 2022 are expected towards the upper half of the originally guided ranges of $300 - $320 million and $68 - $73 million, respectively.

•

Capital Expenditures for the fourth quarter of 2022 is expected to be $170-$180 million, inclusive of plugging and abandonment. Capital Expenditures for the full year 2022 is expected towards the high end of the originally guided range of $450 - $480 million.

HEDGES

The following table reflects contracted volumes and weighted average prices the Company will receive under the terms of its derivative contracts as of November 3, 2022 and includes contracts entered into after September 30, 2022:

	Type	Avg. Daily Volume	Weighted Avg. Swap Price	Weighted Avg. Collar Floor	Weighted Avg. Collar Ceiling
Crude – WTI		(Bbls)	(Per Bbl)	(Per Bbl)	(Per Bbl)
4Q 2022	Swap	19,326	$55.05	—	—
1Q 2023	Swap	23,000	$69.44	—	—
2Q 2023	Swap	19,000	$73.78	—	—
3Q 2023	Swap	9,674	$72.95	—	—
3Q 2023	Collar	2,000	—	$75.00	$90.43
4Q 2023	Swap	8,000	$75.20	—	—
4Q 2023	Collar	2,000	—	$65.00	$81.75
1Q 2024	Swap	6,000	$76.32	—	—
1Q 2024	Collar	2,000	—	$70.00	$88.00
2Q 2024	Swap	8,000	$74.67	—	—
3Q 2024	Swap	3,000	$71.50	—	—
4Q 2024	Swap	1,000	$70.00	—	—

Natural Gas – HH NYMEX		(MMBtu)	(Per MMBtu)	(Per MMBtu)	(Per MMBtu)
4Q 2022	Swap	44,000	$4.21	—	—
1Q 2023	Swap	42,000	$3.87	—	—
1Q 2023	Collar	10,000	—	$5.25	$8.46
2Q 2023	Swap	34,000	$3.38	—	—
2Q 2023	Collar	10,000	—	$5.25	$8.46
3Q 2023	Swap	15,000	$3.46	—	—
3Q 2023	Collar	10,000	—	$5.25	$8.46
4Q 2023	Swap	15,000	$4.62	—	—
4Q 2023	Collar	10,000	—	$5.25	$8.46
1Q 2024	Swap	10,000	$3.25	—	—
1Q 2024	Collar	10,000	—	$4.00	$6.90
2Q 2024	Swap	10,000	$3.25	—	—
2Q 2024	Collar	10,000	—	$4.00	$6.90
3Q 2024	Collar	10,000	—	$4.00	$6.90
4Q 2024	Collar	10,000	—	$4.00	$6.90

TALOS ENERGY INC.	333 Clay St., Suite 3300, Houston, TX 77002

CONFERENCE CALL AND WEBCAST INFORMATION

Talos will host a conference call, which will be broadcast live over the internet, on Thursday, November 3, 2022 at 10:00 AM Eastern Time (9:00 AM Central Time). Listeners can access the conference call through a webcast link on the Company’s website at: https://www.talosenergy.com/investor-relations/events-calendar/. Alternatively, the conference call can be accessed by dialing (888) 348-8927 (U.S. toll free), (855) 669-9657 (Canada toll-free) or (412) 902-4263 (international). Please dial in approximately 15 minutes before the teleconference is scheduled to begin and ask to be joined into the Talos Energy call. A replay of the call will be available one hour after the conclusion of the conference until November 10, 2022 and can be accessed by dialing (877) 344-7529 and using access code 1341833.

ABOUT TALOS ENERGY

Talos Energy (NYSE: TALO) is a technically driven independent exploration and production company focused on safely and efficiently maximizing long-term value through its operations, currently in the United States and offshore Mexico, both through upstream oil and gas exploration and production and the development of carbon capture and sequestration opportunities. As one of the Gulf of Mexico’s largest public independent producers, we leverage decades of technical and offshore operational expertise towards the acquisition, exploration and development of assets in key geological trends that are present in many offshore basins around the world. With a focus on environmental stewardship, we are also utilizing our expertise to explore opportunities to reduce industrial emissions through our carbon capture and sequestration initiatives both in and along the coast of the U.S. Gulf of Mexico. For more information, visit www.talosenergy.com.

INVESTOR RELATIONS CONTACT

Sergio Maiworm

investor@talosenergy.com

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This communication may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact included in this communication, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “will,” “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “forecast,” “may,” “objective,” “plan” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events.

We caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks include, but are not limited to, our ability to realize the results contemplated by our 2022 guidance, the success of the proposed transaction with EnVen and anticipated future performance of the combined company, the success of our carbon capture and sequestration projects, commodity price volatility, the lack of a resolution to the war in Ukraine and its impact on certain commodity markets; the ability or willingness of the Organization of Petroleum Exporting Countries (“OPEC”) and non-OPEC countries, such as Saudi Arabia and Russia, to set and maintain oil production levels and the impact of any such actions; the impact of the ongoing sub-surface water flood project in the Phoenix Field and any updates to our estimated ultimate recovery from such project; lack of transportation and storage capacity as a result of oversupply, government regulations and actions or other factors; sustained inflation and the impact of central bank policy in response thereto; lack of availability of drilling and production equipment and services; environmental risks; drilling and other operating risks; regulatory changes; adverse weather events, including tropical storms, hurricanes and winter storms; cybersecurity threats; the continued impact of the coronavirus disease 2019 (“COVID-19”), including any new strains or variants, and governmental measures related thereto; the uncertainty inherent in estimating reserves and in projecting future rates of production, cash flow and access to capital; the timing of development expenditures; the possibility that the anticipated benefits of recent acquisitions are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of such acquisitions; changes to federal income tax laws and regulations, including the Inflation Reduction Act of 2022; environmental risks; failure to find, acquire or gain access to other discoveries and prospects or to successfully develop and produce from our current discoveries and prospects; geologic risk; drilling and other operating risks; well control risk; regulatory changes; the uncertainty inherent in estimating reserves and in projecting future rates of production; cash flow and access to capital; the timing of development expenditures; potential adverse reactions or competitive responses to our acquisitions and other transactions; the possibility that the anticipated benefits of our acquisitions are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of acquired assets and operations, and the other risks discussed in Part I, Item 1A. “Risk Factors” of Talos Energy Inc.’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on February 25, 2022, Part II, Item 1A. “Risk Factors” of Talos Energy Inc.’s Quarterly Report on Form 10-Q for the period ended March 31, 2022, filed with the SEC on May 5, 2022 and Part II, Item 1A. “Risk Factors” of Talos Energy Inc’s Quarterly Report

TALOS ENERGY INC.	333 Clay St., Suite 3300, Houston, TX 77002

on Form 10-Q for the period ended June 30, 2022, filed with the SEC on August 5, 2022. Should one or more of the risks or uncertainties described herein occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication.

Estimates for our future production volumes are based on assumptions of capital expenditure levels and the assumption that market demand and prices for oil and gas will continue at levels that allow for economic production of these products. The production, transportation, marketing and storage of oil and gas are subject to disruption due to transportation, processing and storage availability, mechanical failure, human error, hurricanes and numerous other factors. Our estimates are based on certain other assumptions, such as well performance, which may vary significantly from those assumed. Therefore, we can give no assurance that our future production volumes will be as estimated.

RESERVE INFORMATION

Reserve engineering is a process of estimating underground accumulations of oil, natural gas and NGLs that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reserve engineers. In addition, the results of drilling, testing and production activities may justify revisions upward or downward of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development drilling.

Accordingly, reserve estimates may differ significantly from the quantities of oil, natural gas and NGLs that are ultimately recovered. In addition, we use the term “estimated ultimate recovery” in this release, which is not a measure of “reserves” prepared in accordance with SEC guidelines or permitted to be included in SEC filings. These resource estimates are inherently more uncertain than estimates of reserves prepared in accordance with SEC guidelines.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger (the “Proposed Transaction”) between Talos and EnVen, Talos has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) to register the shares of Talos’s common stock to be issued in connection with the Proposed Transaction. The Registration Statement includes a document that serves as a prospectus and proxy statement of Talos and a consent solicitation statement of EnVen (the “proxy statement/consent solicitation statement/prospectus”), and each party has filed other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF TALOS AND ENVEN ARE URGED TO CAREFULLY AND THOROUGHLY READ, WHEN THEY BECOME AVAILABLE, THE REGISTRATION STATEMENT, THE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY TALOS AND ENVEN WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TALOS AND ENVEN, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

After the Registration Statement has been declared effective, a definitive proxy statement/consent solicitation statement/prospectus will be mailed to shareholders of each of Talos and EnVen. Investors will be able to obtain free copies of the Registration Statement and the proxy statement/consent solicitation statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Talos and EnVen with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Talos, including the proxy statement/consent solicitation statement/prospectus (when available), will be available free of charge from Talos’s website at www.talosenergy.com under the “Investor Relations” tab.

Participants in the Solicitation

Talos, EnVen and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Talos’s stockholders and the solicitation of written consents from EnVen’s stockholders, in each case with respect to the Proposed Transaction. Information about Talos’s directors and executive officers is available in Talos’s Annual Report on Form 10-K for the 2021 fiscal year filed with the SEC on February 25, 2022, and its definitive proxy statement for the 2022 annual meeting of stockholders filed with the SEC on April 6, 2022. Information about EnVen’s directors and executive officers is available via EnVen’s website at www.enven.com. Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Registration Statement, the proxy statement/consent solicitation statement/prospectus and other relevant materials filed with the SEC regarding the Proposed Transaction. Security holders, potential investors and other readers should read the proxy statement/consent solicitation statement/prospectus carefully before making any voting or investment decisions.

TALOS ENERGY INC.	333 Clay St., Suite 3300, Houston, TX 77002

No Offer or Solicitation

This press release is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

TALOS ENERGY INC.	333 Clay St., Suite 3300, Houston, TX 77002

Talos Energy Inc.

Condensed Consolidated Balance Sheets

(In thousands, except per share amounts)

	September 30, 2022	December 31, 2021
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$64,490	$69,852
Accounts receivable:
Trade, net	150,099	173,241
Joint interest, net	42,259	28,165
Other, net	9,450	18,062
Assets from price risk management activities	27,389	967
Prepaid assets	76,397	48,042
Other current assets	1,894	1,674

Total current assets	371,978	340,003

Property and equipment:
Proved properties	5,522,951	5,232,479
Unproved properties, not subject to amortization	213,802	219,055
Other property and equipment	30,601	29,091

Total property and equipment	5,767,354	5,480,625
Accumulated depreciation, depletion and amortization	(3,387,124)	(3,092,043)

Total property and equipment, net	2,380,230	2,388,582

Other long-term assets:
Assets from price risk management activities	19,540	2,770
Equity method investments	2,121	—
Other well equipment inventory	27,043	17,449
Operating lease assets	5,518	5,714
Other assets	6,936	12,297

Total assets	$2,813,366	$2,766,815

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$109,964	$85,815
Accrued liabilities	189,743	130,459
Accrued royalties	45,476	59,037
Current portion of long-term debt	—	6,060
Current portion of asset retirement obligations	65,613	60,311
Liabilities from price risk management activities	99,180	186,526
Accrued interest payable	17,537	37,542
Current portion of operating lease liabilities	1,885	1,715
Other current liabilities	26,930	33,061

Total current liabilities	556,328	600,526

Long-term liabilities:
Long-term debt, net of discount and deferred financing costs	652,108	956,667
Asset retirement obligations	387,651	373,695
Liabilities from price risk management activities	7,126	13,938
Operating lease liabilities	14,895	16,330
Other long-term liabilities	39,915	45,006

Total liabilities	1,658,023	2,006,162

Commitments and contingencies (Note 10)
Stockholders’ equity:
Preferred stock, $0.01 par value; 30,000,000 shares authorized and no shares issued or outstanding as of September 30, 2022 and December 31, 2021	—	—
Common stock $0.01 par value; 270,000,000 shares authorized; 82,570,328 and 81,881,477 shares issued and outstanding as of September 30, 2022 and December 31, 2021, respectively	826	819
Additional paid-in capital	1,692,316	1,676,798
Accumulated deficit	(537,799)	(916,964)

Total stockholders’ equity	1,155,343	760,653

Total liabilities and stockholders’ equity	$2,813,366	$2,766,815

TALOS ENERGY INC.	333 Clay St., Suite 3300, Houston, TX 77002

Talos Energy Inc.

Condensed Consolidated Statements of Operations

(In thousands, except per common share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Revenues:
Oil	$295,585	$246,208	$1,078,800	$743,759
Natural gas	68,360	31,723	181,747	86,088
NGL	13,183	12,978	49,232	31,738

Total revenues	377,128	290,909	1,309,779	861,585
Operating expenses:
Lease operating expense	81,760	70,034	229,156	208,675
Production taxes	955	764	2,670	2,539
Depreciation, depletion and amortization	92,323	88,596	295,174	290,094
Accretion expense	13,179	13,668	42,400	44,110
General and administrative expense	25,289	20,427	70,742	58,993
Other operating (income) expense	(366)	5,081	12,142	6,864

Total operating expenses	213,140	198,570	652,284	611,275

Operating income	163,988	92,339	657,495	250,310
Interest expense	(29,265)	(32,390)	(91,531)	(100,036)
Price risk management activities income (expense)	114,180	(81,479)	(231,133)	(405,604)
Equity method investment income	991	—	14,599	—
Other income (expense)	692	4,475	31,991	(7,916)

Net income (loss) before income taxes	250,586	(17,055)	381,421	(263,246)
Income tax benefit (expense)	(121)	364	(2,256)	(718)

Net income (loss)	$250,465	$(16,691)	$379,165	$(263,964)

Net income (loss) per common share:
Basic	$3.03	$(0.20)	$4.60	$(3.23)
Diluted	$2.99	$(0.20)	$4.54	$(3.23)
Weighted average common shares outstanding:
Basic	82,576	81,901	82,406	81,721
Diluted	83,818	81,901	83,438	81,721

TALOS ENERGY INC.	333 Clay St., Suite 3300, Houston, TX 77002

Talos Energy Inc.

Condensed Consolidated Statements of Cash Flows

(In thousands)

	Nine Months Ended September 30,
	2022	2021
Cash flows from operating activities:
Net income (loss)	$379,165	$(263,964)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, depletion, amortization and accretion expense	337,574	334,204
Amortization of deferred financing costs and original issue discount	10,614	10,085
Equity-based compensation expense	11,677	8,294
Price risk management activities expense	231,133	405,604
Net cash paid on settled derivative instruments	(368,483)	(189,252)
Equity method investment income	(14,599)	—
Loss on extinguishment of debt	—	13,225
Settlement of asset retirement obligations	(60,304)	(58,001)
Loss (gain) on sale of assets	390	(677)
Changes in operating assets and liabilities:
Accounts receivable	23,783	29,078
Other current assets	(28,576)	(16,598)
Accounts payable	16,677	(1,591)
Other current liabilities	(6,682)	16,395
Other non-current assets and liabilities, net	6,559	846

Net cash provided by operating activities	538,928	287,648

Cash flows from investing activities:
Exploration, development and other capital expenditures	(209,592)	(211,580)
Cash paid for acquisitions, net of cash acquired	(3,500)	(5,399)
Proceeds from sale of property and equipment, net	1,690	4,826
Contributions to equity method investees	(2,250)	—
Proceeds from sale of equity method investment	15,000	—

Net cash used in investing activities	(198,652)	(212,153)

Cash flows from financing activities:
Issuance of senior notes	—	600,500
Redemption of senior notes and other long-term debt	(6,060)	(356,803)
Proceeds from Bank Credit Facility	35,000	75,000
Repayment of Bank Credit Facility	(350,000)	(315,000)
Deferred financing costs	(211)	(26,991)
Other deferred payments	—	(7,921)
Payments of finance lease	(19,764)	(15,925)
Employee stock awards tax withholdings	(4,603)	(3,161)

Net cash used in financing activities	(345,638)	(50,301)

Net increase (decrease) in cash and cash equivalents	(5,362)	25,194
Cash and cash equivalents:
Balance, beginning of period	69,852	34,233

Balance, end of period	$64,490	$59,427

Supplemental non-cash transactions:
Capital expenditures included in accounts payable and accrued liabilities	$78,191	$72,802
Supplemental cash flow information:
Interest paid, net of amounts capitalized	$89,187	$64,603

TALOS ENERGY INC.	333 Clay St., Suite 3300, Houston, TX 77002

SUPPLEMENTAL NON-GAAP INFORMATION

Certain financial information included in our financial results are not measures of financial performance recognized by accounting principles generally accepted in the United States, or GAAP. These non-GAAP financial measures are “Adjusted Net Income (Loss),” “Adjusted Earnings per Share,” “EBITDA,” “Adjusted EBITDA,” “Adjusted EBITDA excluding hedges,” “Adjusted EBITDA Margin,” “Adjusted EBITDA Margin excluding hedges,” “Free Cash Flow,” “Net Debt,” “LTM Adjusted EBITDA,” “Credit Facility LTM Adjusted EBITDA”, “Net Debt to Credit Facility LTM Adjusted EBITDA” and “Leverage”. These disclosures may not be viewed as a substitute for results determined in accordance with GAAP and are not necessarily comparable to non-GAAP measures which may be reported by other companies.

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

“EBITDA” and “Adjusted EBITDA” are used to provide management and investors with (i) additional information to evaluate, with certain adjustments, items required or permitted in calculating covenant compliance under our debt agreements, (ii) important supplemental indicators of the operational performance of our business, (iii) additional criteria for evaluating our performance relative to our peers and (iv) supplemental information to investors about certain material non-cash and/or other items that may not continue at the same level in the future. EBITDA and Adjusted EBITDA have limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under GAAP or as alternatives to net income (loss), operating income (loss) or any other measure of financial performance presented in accordance with GAAP. We define these as the following:

EBITDA. Net income (loss) plus interest expense, income tax expense (benefit), depreciation, depletion and amortization and accretion expense.

Adjusted EBITDA. EBITDA plus non-cash write-down of oil and natural gas properties, transaction and other (income) expenses, the net change in the fair value of derivatives (mark to market effect, net of cash settlements and premiums related to these derivatives), (gain) loss on debt extinguishment, non-cash write-down of other well equipment inventory and non-cash equity-based compensation expense.

We also present Adjusted EBITDA excluding hedges and as a percentage of revenue to further analyze our business, which are outlined below:

Adjusted EBITDA Margin. EBITDA divided by Revenue, as a percentage. It is also defined as Adjusted EBITDA divided by the total production volume, expressed in Boe, in the period, and described as dollar per Boe. We believe the presentation of Adjusted EBITDA margin is important to provide management and investors with information about how much we retain in Adjusted EBITDA terms as compared to the revenue we generate and how much per barrel we generate after accounting for certain operational and corporate costs.

TALOS ENERGY INC.	333 Clay St., Suite 3300, Houston, TX 77002

The following table presents a reconciliation of the GAAP financial measure of net income (loss) to EBITDA, Adjusted EBITDA, Adjusted EBITDA excluding hedges, Adjusted EBITDA Margin and Adjusted EBITDA Margin excluding hedges for each of the periods indicated (in thousands, except for Boe, $/Boe and percentage data):

	Three Months Ended
($ thousands, except per Boe)	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021
Reconciliation of net income (loss) to Adjusted EBITDA:
Net Income (loss)	$250,465	$195,141	$(66,441)	$81,012
Interest expense	29,265	30,776	31,490	33,102
Income tax expense (benefit)	121	2,607	(472)	(2,353)
Depreciation, depletion and amortization	92,323	104,511	98,340	105,900
Accretion expense	13,179	14,844	14,377	14,019

EBITDA	385,353	347,879	77,294	231,680
Write-down of oil and natural gas properties	—	—	—	18,123
Transaction and other (income) expenses(1)(4)(5)	3,239	(5,010)	(26,532)	19,710
Derivative fair value (gain) loss(2)	(114,180)	64,094	281,219	13,473
Net cash payments on settled derivative instruments(2)	(81,162)	(160,235)	(127,086)	(100,912)
Non-cash write-down of other well equipment inventory	—	—	—	5,606
Non-cash equity-based compensation expense	4,310	4,049	3,318	2,698

Adjusted EBITDA	197,560	250,777	208,213	190,378
Add: Net cash payments on settled derivative instruments(2)	81,162	160,235	127,086	100,912

Adjusted EBITDA excluding hedges	$278,722	$411,012	$335,299	$291,290

Production and Revenue:
Boe(3)	4,876	5,953	5,687	6,320
Revenue - Operations	377,128	519,085	413,566	382,955
Adjusted EBITDA margin and Adjusted EBITDA excl hedges margin:
Adjusted EBITDA divided by Revenue - Operations (%)	52%	48%	50%	50%
Adjusted EBITDA per Boe(3)	$40.52	$42.13	$36.61	$30.12
Adjusted EBITDA excl hedges divided by Revenue - Operations (%)	74%	79%	81%	76%
Adjusted EBITDA excl hedges per Boe(3)	$57.16	$69.04	$58.96	$46.09

(1)	Includes transaction-related expenses, decommissioning obligations and other miscellaneous income and expenses.
(2)

The adjustments for the derivative fair value (gains) losses and net cash receipts (payments) on settled commodity derivative instruments have the effect of adjusting net loss for changes in the fair value of derivative instruments, which are recognized at the end of each accounting period because we do not designate commodity derivative instruments as accounting hedges. This results in reflecting commodity derivative gains and losses within Adjusted EBITDA on an unrealized basis during the period the derivatives settled.

(3)

One Boe is equal to six Mcf of natural gas or one Bbl of oil or NGLs based on an approximate energy equivalency. This is an energy content correlation and does not reflect a value or price relationship between the commodities.

(4)	Includes $27.5 million gain as a result of the settlement agreement to resolve previously pending litigation that was filed in October 2017 for the three months ended March 31, 2022.
(5)	Includes a $1.4 million and $13.9 million gain on partial sale of our investment in Bayou Bend for the three months ended September 30, 2022 and June 30, 2022, respectively.

Reconciliation of Adjusted EBITDA to Free Cash Flow

“Free Cash Flow” before changes in working capital provides management and investors with (i) important supplemental indicators of the operational performance of our business, (ii) additional criteria for evaluating our performance relative to our peers and (iii) supplemental information to investors about certain material non-cash and/or other items that may not continue at the same level in the future. Free Cash Flow has limitations as an analytical tool and should not be considered in isolation or as substitutes for analysis of our results as reported under GAAP or as alternatives to net income (loss), operating income (loss) or any other measure of financial performance presented in accordance with GAAP. We define these as the following:

Capital Expenditures and Plugging & Abandonment. Actual capital expenditures and plugging & abandonment recognized in the quarter, inclusive of accruals.

Interest Expense. Actual interest expense per the income statement.

TALOS ENERGY INC.	333 Clay St., Suite 3300, Houston, TX 77002

Talos did not pay any cash taxes in the period, therefore cash taxes have no impact to the reported Free Cash Flow before changes in working capital number.

($ thousands, except per share amounts)	Three Months Ended September 30, 2022
Reconciliation of Adjusted EBITDA to Free Cash Flow (before changes in working capital)
Adjusted EBITDA	$197,560
Less: Capital Expenditures and Plugging & Abandonment	(128,880)
Less: Interest Expense	(29,265)

Free Cash Flow (before changes in working capital)	$39,415

Reconciliation of Net Income (Loss) to Adjusted Net Income (Loss) and Adjusted Earnings per Share

“Adjusted Net Income (Loss)” and “Adjusted Earnings per Share” are to provide management and investors with (i) important supplemental indicators of the operational performance of our business, (ii) additional criteria for evaluating our performance relative to our peers and (iii) supplemental information to investors about certain material non-cash and/or other items that may not continue at the same level in the future. Adjusted Net Income (Loss) and Adjusted Earnings per Share have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP or as an alternative to net income (loss), operating income (loss), earnings per share or any other measure of financial performance presented in accordance with GAAP.

Adjusted Net Income (Loss). Net income (loss) plus accretion expense, transaction related costs, derivative fair value (gain) loss, net cash receipts (payments) on settled derivative instruments and non-cash equity-based compensation expense.

Adjusted Earnings per Share. Adjusted Net Income (Loss) divided by the number of common shares.

($ thousands, except per share amounts)	Three Months Ended September 30, 2022
Reconciliation of Net Income to Adjusted Net Income:
Net Income	$250,465
Transaction and other expense(7)(8)	3,239
Derivative fair value gain(6)	(114,180)
Cash payments on settled derivative instruments(6)	(81,162)
Non-cash income tax expense	121
Non-cash equity-based compensation expense	4,310

Adjusted Net Income	$62,793

Weighted average common shares outstanding at September 30, 2022:
Basic	82,576
Diluted	83,818

Net Income per common share:
Basic	$3.03
Diluted	$2.99

Adjusted Net Income per common share:
Basic	$0.76
Diluted	$0.75

(6)

The adjustments for the derivative fair value (gains) losses and net cash receipts (payments) on settled commodity derivative instruments have the effect of adjusting net loss for changes in the fair value of derivative instruments, which are recognized at the end of each accounting period because we do not designate commodity derivative instruments as accounting hedges. This results in reflecting commodity derivative gains and losses within Adjusted EBITDA on an unrealized basis during the period the derivatives settled.

(7)	Includes transaction-related expenses, decommissioning obligations and other miscellaneous income and expenses.
(8)	Includes a $1.4 million gain on partial disposal of our investment in Bayou Bend for the three months ended September 30, 2022.

Reconciliation of Total Debt to Net Debt and Net Debt to LTM Adjusted EBITDA and Credit Facility LTM Adjusted EBITDA

We believe the presentation of Net Debt, LTM Adjusted EBITDA, Credit Facility LTM Adjusted EBITDA, Net Debt to LTM Adjusted EBITDA and Net Debt to Credit Facility LTM Adjusted EBITDA is important to provide management and investors with additional important information to evaluate our business. These measures are widely used by investors and ratings agencies in the valuation, comparison, rating and investment recommendations of companies

TALOS ENERGY INC.	333 Clay St., Suite 3300, Houston, TX 77002

Net Debt. Total Debt principal of the Company plus the finance lease balance minus cash and cash equivalents.

Net Debt to LTM Adjusted EBITDA. Net Debt divided by the LTM Adjusted EBITDA.

Net Debt to Credit Facility LTM Adjusted EBITDA. Net Debt divided by the Credit Facility LTM Adjusted EBITDA.

Reconciliation of Net Debt ($ thousands) at September 30, 2022:
12.00% Second-Priority Senior Secured Notes – due January 2026	$650,000
Bank Credit Facility – matures November 2024	60,000
Finance lease	20,458

Total Debt	$730,458
Less: Cash and cash equivalents	(64,490)

Net Debt	$665,968

Calculation of LTM EBITDA:
Adjusted EBITDA for three months period ended December 31, 2021	$190,378
Adjusted EBITDA for three months period ended March 31, 2022	208,213
Adjusted EBITDA for three months period ended June 30, 2022	250,777
Adjusted EBITDA for three months period ended September 30, 2022	197,560

LTM Adjusted EBITDA	$846,928
Acquired Assets Adjusted EBITDA for pre-closing periods	—

Credit Facility LTM Adjusted EBITDA	$846,928

Reconciliation of Net Debt to LTM Adjusted EBITDA:
Net Debt / LTM Adjusted EBITDA	0.8	x
Net Debt / Credit Facility LTM Adjusted EBITDA	0.8	x

The Adjusted EBITDA information included in this communication provides additional relevant information to our investors and creditors. Talos needs to comply with a financial covenant included in its Bank Credit Facility that requires it to maintain a Net Debt to Credit Facility LTM Adjusted EBITDA ratio, as determined in accordance with the Company’s credit agreement, equal to or lower than 3.0x. For purposes of covenant compliance, Credit Facility LTM Adjusted EBITDA, with certain adjustments, is calculated as the sum of quarterly Adjusted EBITDA for the 12-month period ended on that quarter, inclusive of revenue less direct operating expenditures of the Acquired Assets for periods prior to closing of the Transaction.

TALOS ENERGY INC.	333 Clay St., Suite 3300, Houston, TX 77002